

February 5, 2013

<u>Via E-Mail</u>
Mr. Carl G. Schmidt
Chief Financial Officer
Lee Enterprises Inc.
201 North Harrison Street
Suite 600
Davenport, IA 52801-1939

      **Re:**    **Lee Enterprises, Inc.**
              **Form 10-K for the year ended September 30, 2012**
              **Filed December 14, 2012**
              **File No. 001-06227**

Dear Mr. Schmidt:

We have reviewed your letter dated January 11, 2013, in response to the Staff's letter dated January 3, 2013 and have the following additional comment. Please revise your disclosure in future filings in response to our comment. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Note 16. Commitments and Contingent Liabilities
Redemption of PD LLC Minority Interest, page 81

1. We note your response to our prior comment number 10 in which you indicate that the change in the liability associated with the Herald Value was recognized as a component of other income (expense) in your consolidated statement of operations. Please explain in further detail why you believe it was appropriate to reflect the reduction of this liability in your consolidated statement of operations rather than as an equity transaction consistent with the treatment of the other transactions recognized in connection with the redemption of Herald's interest in PD LLC and DS LLC as further described in Note 16 to your financial statements. We may have further comment upon review of your response.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters.  Please contact the undersigned at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief